As filed with the Securities and Exchange Commission on February 25, 2005
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ORIENT-EXPRESS HOTELS LTD.
             (Exact name of registrant as specified in its charter)

                   Bermuda                                 98-0223493
       (State or other jurisdiction of                  (I.R.S. Employer
        incorporation or organization)                Identification No.)

                               22 Victoria Street
                             Hamilton HM 12, Bermuda
                                 (441) 295-2244
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            John T. Landry, Jr., Esq.
                           Orient-Express Hotels Inc.
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 302-5066
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------

                                   Copies to:
          Stephen V. Burger                        Rohan S. Weerasinghe
    Carter Ledyard & Milburn LLP                 Shearman & Sterling LLP
            2 Wall Street                          599 Lexington Avenue
      New York, New York 10005                   New York, New York 10022
           (212) 732-3200                             (212) 848-4000

                               ------------------

         Approximate date of commencement of proposed sale to the public: As soon as possible after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                          Proposed maximum     Proposed maximum
     Title of each class of           Amount to be         offering price         aggregate          Amount of
   securities to be registered       registered(1)            per unit          offering price    registration fee
--------------------------------------------------------------------------------------------------------------------
Class A Common Shares,  par        8,050,000 shs.           $24.07(2)          $193,763,500           $22,805.97(4)
value $.01 each ...............
--------------------------------------------------------------------------------------------------------------------
Preferred Share Purchase Rights    8,050,000 rights          --   (3)                --  (3)             None

====================================================================================================================

-----------------
(1) Includes 1,050,000 shares and 1,050,000 rights issuable upon the exercise of the underwriters' over-allotment option.
(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and the low prices ($24.39 and $23.75, respectively) of a class A common share as reported for New York Stock Exchange composite transactions on February 22, 2005.
(3) The rights are presently attached to and transferable only with the class A common shares of the registrant. The value, if any, attributable to the rights to be offered, is reflected in the proposed offering price of the class A common shares.
(4) Pursuant to Rule 457(p) under the Securities Act of 1933, $3,071.88 of the registration fee previously paid with the registrant's Registration Statement on Form S-3, Registration No. 333-102576 (initial filing date January 17, 2003), is being offset against the registration fee currently due for this Registration Statement ($22,805.97). Therefore, $19,734.09 of the $22,805.97 registration fee for this filing is being paid with this filing.

                               ------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              Subject to Completion
                 Preliminary Prospectus dated February 25, 2005

P R O S P E C T U S
-------------------

                                7,000,000 Shares
                           Orient-Express Hotels Ltd.
                              Class A Common Shares

                                   ----------

         Orient-Express Hotels Ltd. is selling 4,000,000 of the class A common shares, and Sea Containers Ltd. is selling 3,000,000 of the class A common shares. Orient-Express Hotels will not receive any of the proceeds from the sale of the 3,000,000 shares by Sea Containers.

         The class A common shares trade on the New York Stock Exchange under the symbol "OEH." On February 24, 2005, the last sale price of the class A common shares as reported on the New York Stock Exchange was $25.65 per share.

         Orient-Express Hotels' bye-laws provide that its board of directors cannot declare a cash dividend on either of its class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares. In general, holders of class A common shares and class B common shares vote together as a single class on all matters submitted to a vote of Orient-Express Hotels' shareholders, with holders of class B common shares having one vote per share and holders of class A common shares having one-tenth of one vote per share. Each class B common share is convertible at any time into one class A common share. In all other material respects, the class A common shares and class B common shares are identical and are treated as a single class of common shares. See "Description of the Common Shares."

         This prospectus also relates to 7,000,000 rights to purchase Orient-Express Hotels' series A junior participating preferred shares. Each of these rights will be attached to and transferable only with a class A common share sold in this offering. See "Description of the Common Shares--Preferred Share Purchase Rights."

         Investing in the class A common shares involves risks that are described in the "Risk Factors" section beginning on page 11 of this prospectus.

                                    ---------

                                                            Per Share    Total
                                                            ---------    -----
Public offering price.....................................     $           $
Underwriting discount.....................................     $           $
Proceeds, before expenses, to Orient-Express Hotels.......     $           $
Proceeds, before expenses, to Sea Containers..............     $           $

         The underwriters may also purchase up to an additional 1,050,000 class A common shares from Orient-Express Hotels at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

         None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The class A common shares will be ready for delivery on or about _____________, 2005.

                                    _________

Merrill Lynch & Co.                                                    Citigroup
                                    _________

                The date of this prospectus is __________, 2005.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Summary.................................................................       2
Risk Factors............................................................      11
Forward-Looking Statements..............................................      22
Use of Proceeds.........................................................      22
Price Range and Dividend History of the Class A Common Shares...........      23
Capitalization..........................................................      24
Directors and Executive Officers of Orient-Express Hotels...............      25
Beneficial Ownership of Class A and Class B Common Shares...............      28
The Selling Shareholder.................................................      30
Description of the Common Shares........................................      30
Material Tax Considerations.............................................      35
Underwriting............................................................      40
Authorized Representative...............................................      44
Legal Matters...........................................................      44
Experts.................................................................      44
Where You Can Find More Information.....................................      44

                                    ---------

         You should rely only on the information contained or incorporated by reference in this prospectus. Orient-Express Hotels, Sea Containers and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Orient-Express Hotels, Sea Containers and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

                                    ---------

         In this prospectus, "Orient-Express Hotels," "we," "us" and "our" refer to Orient-Express Hotels Ltd., a Bermuda company, and, unless otherwise required by the context, its subsidiaries, and not to the underwriters or Sea Containers. "Sea Containers" refers to Sea Containers Ltd., a Bermuda company, and, unless otherwise required by the context, its subsidiaries.

                                     SUMMARY

         This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the financial data and related notes appearing in this prospectus and incorporated by reference into it, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include those discussed in "Risk Factors" and "Forward-Looking Statements." Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                           Orient-Express Hotels Ltd.

         Orient-Express Hotels Ltd. is a hotel and leisure company focused on the luxury end of the leisure market with many well-known and highly acclaimed properties.

         Hotels and restaurants represent the largest segment of our business, contributing 84% of our revenue in the nine months ended September 30, 2004, and 85% of our revenue in 2003. We have investments in 38 hotels, three restaurants, six tourist trains and two river cruise operations in 25 countries. Our hotels include the Hotel Cipriani in Venice, the Hotel Ritz in Madrid, the Mount Nelson in Cape Town, the Copacabana Palace in Rio de Janeiro, the Observatory in Sydney and Charleston Place in Charleston, South Carolina. We also own and operate the '21' Club restaurant in New York, New York and La Cabana restaurant in Buenos Aires, and have a 49% interest in Harry's Bar, a private dining club in London. Besides hotels and restaurants, we operate a tourist train and cruise business which runs six tourist trains, three of which we own, including the legendary Venice Simplon-Orient-Express in Europe.

         We seek properties that are unique and distinctive as well as luxurious and we avoid the use of a chain brand. Instead, we promote the local brand and use the Orient-Express Hotels brand as an assurance of quality to our customers. We believe that discriminating travelers seek distinctive hotels in preference to a chain brand and that these travelers are prepared to pay higher rates for this type of travel experience. As a result, we believe that we tend to achieve higher room rates than the brand chains and other competitors.

                              Investment Highlights

         POSITIONED TO PARTICIPATE IN LODGING INDUSTRY RECOVERY. We believe that a recovery in the lodging industry is under way. During the industry downturn that began in 2001, we invested in selected acquisitions and hotel expansions in anticipation of renewed demand for luxury hotel and tourist products. We were also generally successful in maintaining room rates throughout the downturn. As a result, we expect revenue per available room, or RevPAR, gains to result from increases in occupancy. We also expect to benefit from increases in the number of affluent individuals worldwide, which should result in increased demand for niche luxury accommodations.

         GROWTH THROUGH REVPAR GAINS, ACQUISITIONS AND HOTEL EXPANSIONS. We are committed to growing our business profitability through a combination of RevPAR growth at our existing hotels, acquisitions and the expansion of existing properties. We believe that when demand fully recovers for hotels, we will be able to increase our room rates further at our established properties, given the prestige of our brand names and significant barriers to entry.

         Since 2001, we have made nine new investments, including the acquisition in February 2005 of a 93.5% interest in the Grand Hotel Europe in St. Petersburg, Russia. See "Recent Development" below in this summary for further details concerning this acquisition. Our other significant investments since 2001 include the following:

          o In November 2004, we purchased the El Encanto Hotel and Garden Villas in Santa Barbara, California for $26 million. We plan to invest a further $10 million to refurbish this property.

         o In February 2004, we entered into an agreement with the Pansea Hotel group, the owner of six deluxe hotels in South East Asia. Under this agreement, we are to provide a maximum of $8,000,000 in loans to the hotel holding company, which are convertible after three years into approximately 25% of the holding company's shares. In addition, we have an option exercisable after three to five years to acquire all of the holding company's shares, and the existing shareholders have the right to put their shares to us after five years.

          o In April 2003, we acquired a 50% interest in the Hotel Ritz in Madrid, Spain for $135 million through a 50/50 joint venture with a Spanish investment company.

          o In March 2002, we acquired a 75% interest in Maroma Resort and Spa in Mexico's Yucatan Peninsula for $7.5 million.

          o In February 2002, we purchased for $40 million both La Residencia, a hotel situated on Mallorca's northwest coast, and Le Manoir aux Quat' Saisons, located in Oxfordshire, England.

         We intend to continue to acquire additional distinctive luxury properties throughout the world and are currently evaluating a number of acquisition opportunities. Factors in our evaluation of potential acquisitions include the uniqueness of the property, attractions for guests in the vicinity, acceptability of actual investment returns, upside potential through pricing, expansion or improved marketing, limitations on nearby competition and convenient access.

         Management believes that investment in expanding existing properties with additional rooms and facilities such as spas and conference space may lead to attractive returns on such investments, because the incremental operating costs of these are low. We have invested $70 million over the last three years in such expansion projects and plan to invest a further $80 million over the next few years in our existing hotels.

         Beginning in 2005 at La Samanna, on the island of St. Martin in the French West Indies, Orient-Express Hotels is constructing its first high-end vacation villa and apartment development on available land adjacent to the hotel. We plan to develop up to 150 units on this land and sell them in phases, with Orient-Express Hotels retaining management of the units sold. Other hotels owned by Orient-Express Hotels with available vacant land include Bora Bora Lagoon Resort, Maroma Resort and Spa, and Keswick Hall. Management anticipates future profits from both sales of completed units and from ongoing management of the units for the purchasers as integral parts of the adjacent hotels.

         UNIQUE PORTFOLIO OF PROPERTIES IN AREAS WHERE THERE ARE HIGH BARRIERS TO ENTRY. Our properties are in distinctive locations throughout the world. Many of our properties are part of the local history and could not be replaced or would be prohibitively expensive to replicate. Also, strict zoning regulations in a number of countries where we operate, particularly Italy, prohibit or significantly restrict new hotel development in our areas.

         DISTINGUISHED BRAND NAMES. Our brand name "Orient-Express Hotels" originated with the legendary luxury train traveling between Paris and Istanbul in the late 19th and early 20th centuries. This brand name is recognized worldwide and is synonymous with sophisticated travel and refined elegance. Also, many of our individual properties, such as the Hotel Cipriani and the '21' Club, have distinctive, local brand identities.

         LUXURY MARKET FOCUS. We focus exclusively on the luxury end of the leisure market. We serve those guests who are less price sensitive and are willing to pay a premium for services and accommodations which have a special image, style and character. Our philosophy is that "quality is luxury with personality."

         PRICING POWER. Management believes that given their strong reputation and distinctive character, our properties tend to command a considerable rate premium over those of our competitors.

         SALES, MARKETING AND DISTRIBUTION ADVANTAGES. We attract guests whom we believe have often made a specific decision to stay at one or more of our properties and therefore are more likely to book directly with our hotels. As a result, this reduces our marketing costs and third-party sales commissions. We extensively utilize public relations as a communications tool by working with journalists and travel writers, and we enjoy substantial media exposure because of the distinctive nature of our properties. During 2004, we hosted about 1,400 journalists at our various properties. As a result, we estimate that about 6,000 articles and stories were published or broadcast about our properties, many in publications with large local, regional or international circulations.

         GLOBAL PRESENCE. We operate hotels and restaurants in 22 countries across five continents. Also, our trains and cruise business operate in the U.K., continental Europe, Southeast Asia and South America. Our geographic diversification makes our results of operations less dependent upon any particular region.

         INDUSTRY AWARDS. We have gained a worldwide reputation for quality and service in the luxury segment of the leisure and business travel market. Over the years, our properties have won numerous national and international awards given by trade or consumer publications, such as Conde Nast Traveller, Gourmet, Travel & Leisure and Tatler and private subscription newsletters, such as Andrew Harper's Hideaway Report, or industry bodies, such as the

American Automobile Association. The awards are based on opinion polls of their readers or the professional opinion of journalists or panels of experts. The awards are believed to influence consumer choice and are therefore highly prized.

         STRONG MANAGEMENT TEAM. Our executive management team includes eleven individuals who are responsible for our global strategic direction and have an average of 14 years of experience with Orient-Express Hotels.

                               Recent Development

         On February 10, 2005, Orient-Express Hotels announced that it had acquired a 93.5% interest in, and full management and operational control of, the 301-room Grand Hotel Europe in St. Petersburg, Russia. Our total investment in this property over three years is expected to approximate $125 million, consisting of the purchase price of the hotel and the land on which it is located, the management contract, related goodwill and other assets, and the cost of projected refurbishments. Floating rate financing for this investment, in an aggregate amount of $65 million, is being provided by the International Finance Corporation and a syndicate of banks.

         Originally built in 1875, the hotel occupies one side of an entire city block on the fashionable Nevsky Prospect in the heart of the city near the Russian Museum, the Shostakovich Philarmonia and other tourist and cultural attractions, as well as the business center. There are six restaurants on the premises, popular with locals and visitors alike, as well as a grand ballroom, meeting facilities, a health club and seven retail shops. Management plans significant refurbishment of the hotel and hopes to acquire in the future the 6.5% minority interest and the land on which the hotel is located, each of which is owned by the City of St. Petersburg.

                        Relationship with Sea Containers

         Sea Containers Ltd., a Bermuda company with shares listed on the New York Stock Exchange, currently owns 11,943,901 of our class A common shares and 2,459,399 of our class B common shares, representing in the aggregate about 42% of our currently outstanding class A and class B common shares, excluding 18,044,478 class B common shares owned by one of our subsidiaries. After giving effect to the sale by Sea Containers of 3,000,000 class A common shares in this offering, and to the sale by Orient-Express Hotels of 4,000,000 newly issued class A common shares in this offering, Sea Containers will own 8,943,901 of our class A common shares and 2,459,399 of our class B common shares, representing in the aggregate about 30% of our then outstanding class A and class B shares, again excluding the 18,044,478 class B common shares owned by one of our subsidiaries. The class A and class B common shares currently owned by Sea Containers represent about 15%, and the shares to be owned by Sea Containers after this offering will represent about 14%, of the combined voting power of all outstanding class A and class B common shares of Orient-Express Hotels, including the class B common shares owned by such subsidiary.


         Until the initial public offering of our class A common shares in August 2000, Orient-Express Hotels was a wholly-owned subsidiary of Sea Containers. In November 2002, Orient-Express Hotels ceased to be a consolidated subsidiary of Sea Containers and since then has been accounted for in Sea Containers' financial statements using the equity method of accounting.

         Orient-Express Hotels filed a registration statement with the SEC (which was declared effective on February 19, 2003) for sales by Sea Containers from time to time, in one or more transactions, of any or all of its remaining 8,943,901 class A common shares of Orient-Express Hotels plus the 2,459,399 Orient-Express Hotels class A common shares issuable upon conversion of 2,459,399 Orient-Express Hotels class B common shares held by Sea Containers.

                                      * * *

         Orient-Express Hotels maintains its registered office at 22 Victoria Street, Hamilton HM 12, Bermuda, telephone 441-295-2244. Its main service subsidiary--Orient-Express Services Ltd.--in the United Kingdom is located at Sea Containers House, 20 Upper Ground, London SE1 9PF, England, telephone 011-44-20-7805-5060, and its main United States service subsidiary--Orient-Express Hotels Inc.--has offices at 1114 Avenue of the Americas, New York, New York 10036, telephone 212-302-5066.

         Our website is www.orient-express.com. The information on this website is not a part of this prospectus.

                                  The Offering

Class A common shares offered (1):
       by Orient-Express Hotels........   4,000,000 shares
       by Sea Containers ..............   3,000,000 shares
                                          ---------
          Total........................   7,000,000 shares

Class A and B common shares to be
       outstanding immediately
       after this offering(2)(3). .....  38,250,000 shares

Use of proceeds........................  We estimate that the net proceeds to
                                         Orient-Express Hotels from this
                                         offering, assuming no exercise of the
                                         underwriters' over-allotment option,
                                         will be approximately $94,800,000.  We
                                         intend to use the net proceeds from
                                         this offering primarily for our
                                         general corporate purposes, which may
                                         include the reduction of our debt,
                                         the purchase of hotels and related
                                         businesses, capital investment in
                                         existing properties and the funding of
                                         our working capital needs.  See "Use of
                                         Proceeds."

                                         Orient-Express Hotels will not receive
                                         any proceeds from the sale of class A
                                         common shares by Sea Containers.

New York Stock Exchange symbol.........  OEH

Risk factors...........................  See "Risk Factors" and other information in this prospectus for a
                                         discussion of matters you should
                                         carefully consider before deciding to
                                         invest in the class A common shares.
-------------
(1) Holders of class B common shares have in general one vote per share, and holders of class A common shares have one-tenth of one vote per share, on most matters to be submitted to the vote of the common shareholders of Orient-Express Hotels. The holders of class A and class B common shares vote together as a single class on most matters. See "Description of the Common Shares -- Voting Rights" beginning on page 31 of this prospectus.

(2) Our wholly-owned subsidiary Orient-Express Holdings 1 Ltd., or Holdings, owns 18,044,478 class B common shares of Orient-Express Hotels. These shares are outstanding under Bermuda law and may be voted by Holdings, although they are disregarded for purposes of calculating our earnings per share. Thus, Holdings has voting control of Orient-Express Hotels. As of the date of this prospectus, Holdings holds common shares representing approximately 76% of the combined voting power of the outstanding common shares of Orient-Express Hotels for most matters submitted to a vote of its shareholders (75% after giving effect to the issuance of an additional 4,000,000 class A common shares in this offering).

(3) The number of outstanding common shares disregards the 18,044,478 class B common shares owned by Holdings as described in note (2) above.

         The number of class A and class B common shares outstanding (a) excludes 1,250,000 class A and class B common shares reserved for issuance under the 2000 and 2004 Stock Option Plans of Orient-Express Hotels, and (b) assumes that the underwriters' over-allotment option is not exercised. If the underwriters' over-allotment option is exercised in full, Orient-Express Hotels will issue and sell an additional 1,050,000 of its class A common shares.

                       Summary Consolidated Financial Data

         The income statement and balance sheet information presented in the following table as of December 31, 2001, 2002 and 2003 and for the years then ended are derived from the audited consolidated financial statements of Orient-Express Hotels, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The income statement and balance sheet information for the nine months ended September 30, 2003 and 2004, and as of September 30, 2004, have been derived from the unaudited consolidated financial statements of Orient-Express Hotels which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. Certain reclassifications have been made within the historical statements of consolidated operations and balance sheets for the years ended December 31, 2001, 2002 and 2003 to conform to the classifications in the 2004 statements of consolidated operations and balance sheets. These classifications had no effect on net earnings, total assets or total liabilities in any of the periods presented.

         Results for the nine-month period ended September 30, 2004 are not necessarily indicative of results that may be expected for the entire year. The historical financial information below may not give an accurate indication of our future performance.

                   Orient-Express Hotels Ltd. and Subsidiaries

                                                                                                       Nine months ended
                                                                   Year ended December 31,               September 30,
                                                                  ------------------------------     ----------------------
                                                                   2001        2002        2003          2003         2004
                                                                  ------      ------      ------        ------       ------
                                                                   (Dollars in millions except where otherwise indicated)
Consolidated income statement data:
Revenue...............................................            $252.2      $279.3      $315.9        $238.2       $264.4
Expenses:
   Depreciation and amortization......................              16.4        19.5        25.3          18.7         21.2
   Operating..........................................             120.0       136.2       158.6         118.2        129.5
   Selling, general and administrative................              72.2        86.1       101.8          75.6         84.3
   Gain on sale of hotel asset........................                 -           -         4.3             -            -
                                                                  ------      ------      ------        ------       ------
Earnings from operations before net finance
   costs..............................................              43.6        37.5        34.5          25.7         29.4
Net finance costs.....................................             (18.6)      (18.4)      (17.2)        (14.3)       (14.6)
                                                                  ------      ------      ------        ------       ------
Earnings before income taxes..........................              25.0        19.1        17.3          11.4         14.8
Provision for income taxes............................               2.5         2.3         1.0           2.9          3.6
Earnings from unconsolidated companies................               7.4         8.5         7.3           6.5          8.6
                                                                    ----      ------      ------        ------       ------
Net earnings..........................................            $ 29.9      $ 25.3      $ 23.6        $ 15.0       $ 19.8
                                                                  ======      ======      ======        ======       ======

Consolidated net earnings per share:

Net earnings per class A and class B share, basic
   and diluted........................................             $0.97       $0.82       $0.76         $0.49        $0.58

Weighted average number of shares
   (in millions)......................................              30.9        30.8        31.1          30.8         34.3
Consolidated balance sheet data (at end of period):
Cash and cash equivalents.............................             $57.9       $37.9      $ 81.3        $ 53.5       $ 51.8
Total assets..........................................             836.3       998.5     1,169.2       1,155.1      1,157.6
Long-term debt (including current portion)............             362.9       459.0       554.2         567.9        505.6
Total shareholders' equity............................             392.6       426.5       512.4         446.9        530.1

Other consolidated financial data:
Cash flows provided by (used in):
   Operating activities...............................              40.5        35.3        33.2          25.6         45.0
   Investing activities...............................             (76.8)     (119.0)      (40.6)        (92.7)       (58.7)
   Financing activities...............................              79.1        63.3        48.3          81.0        (15.9)
Capital expenditures (excluding acquisitions).........              37.6        56.9        54.5          44.4         44.1

Segment EBITDA(1).....................................              69.1        67.0        64.8          50.8         59.4
Segment EBITDA margin (% of total revenue
   and total earnings from unconsolidated
   companies).........................................              26%         23%         21%           21%          22%

---------------------

(1) "Segment EBITDA" is net earnings before interest, tax (including tax on earnings from unconsolidated companies) depreciation, amortization and gain on sale of hotel asset. Management evaluates the operating performance of our segments on this basis and believes that Segment EBITDA is a useful measure of operating performance to help determine our ability to incur capital expenditure or service indebtedness, because Segment EBITDA is not affected by non-operating factors such as leverage and the historic cost of assets. EBITDA is a financial measure commonly used in Orient-Express Hotels' industry. However, our Segment EBITDA may not be comparable in all instances to EBITDA as disclosed by other companies.

         You should not consider Segment EBITA as an alternative to earnings from operations or net earnings (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, or as an alternative to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs.

         Segment EBITDA is reconciled to net earnings as follows:

                                                                                                   Nine months ended
                                                                     Year ended December 31,         September 30,
                                                                  ---------------------------      -----------------
                                                                   2001     2002        2003        2003       2004
                                                                  ------   ------      ------      ------     ------
                                                                               (Dollars in millions)

         Total Segment EBITDA................................      $ 69.1    $ 67.0     $ 64.8      $ 50.8     $ 59.4
         Add gain on sale of hotel asset.....................          --        --        4.3          --         --
         Deduct:
            Depreciation and amortization.....................     (16.4)    (19.5)     (25.3)      (18.7)     (21.2)
            Net finance costs.................................     (18.6)    (18.4)     (17.2)      (14.3)     (14.6)
            Provision for income taxes (2)....................      (4.2)     (3.8)      (3.0)       (2.9)      (3.9)
                                                                    ----      ----       ----        ----       ----
         Net earnings.........................................    $ 29.9    $ 25.3     $ 23.6      $ 15.0     $ 19.8
                                                                  ======    ======     ======      ======     ======

        -----------------
           (2) Includes provision for income taxes on earnings from unconsolidated companies.

                                  RISK FACTORS

         You should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus before making a decision to purchase class A common shares.

         We have separated the risks into four general groups:

          o risks that relate to our financial condition and results of operations;

          o    risks of our business;

          o    risks connected with our relationship with Sea Containers; and

          o    risks of owning and selling class A common shares.

         We have only described the risks we consider to be the most material. There may be additional risks that we currently deem less material or that are not presently known to us.

         If any of these risks occurs, Orient-Express Hotels' business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. When we state below that a risk may have a material adverse effect, we mean that the risk may have one or more of these effects. In that case, the market price of the class A common shares could decline.

         This prospectus, including the documents incorporated by reference herein, also contains forward-looking statements that involve risks and uncertainties. We refer you to "Forward-Looking Statements" in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

       Risks Relating to Our Financial Condition and Results of Operations

Covenants in Orient-Express Hotels' financing agreements could limit its discretion in operating its businesses, causing it to make less advantageous business decisions; Orient-Express Hotels' indebtedness is collateralized by substantially all of its properties.
--------------------------------------------------------------------------------

         Orient-Express Hotels' financing agreements with about 20 commercial bank lenders contain covenants that include limits on additional debt collateralized by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt to equity ratio. Our indebtedness is also collateralized by substantially all of our properties. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Orient-Express Hotels fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the properties collateralizing such debt.

Increases in prevailing interest rates may increase our interest payment obligations.
--------------------------------------------------------------------------------

         Substantially all of Orient-Express Hotels' consolidated long-term debt at September 30, 2004, accrued interest at rates that fluctuate with prevailing interest rates, so that any increases in prevailing interest rates may increase Orient-Express Hotels' interest payment obligations. From time to time, Orient-Express Hotels enters into hedging transactions in order to manage its floating interest-rate exposure, but we cannot assure you that such transactions will be successful. At September 30, 2004, Orient-Express Hotels had no interest rate hedges in place.

Orient-Express Hotels' ability to pay dividends on the class A common shares is limited.
--------------------------------------------------------------------------------

         Beginning in January 2004, Orient-Express Hotels has been paying quarterly dividends on its class A and class B common shares in the amount of $0.025 per share. We cannot assure you that we will be able to make dividend payments in the future because of debt repayment requirements, a downturn to our business, or other reasons.

         Under Bermuda law, Orient-Express Hotels may pay dividends on, or make other distributions with respect to the class A and class B common shares (1) unless there are reasonable grounds for believing that Orient-Express Hotels is, or after the payment or distribution would be, unable to pay its liabilities as they become due, or (2) unless the realizable value of Orient-Express Hotels' assets are less than the aggregate of its liabilities, issued share capital and "share premium accounts" (share premium is defined as the amount of shareholders' equity over and above the aggregate par value of Orient-Express Hotels' issued shares). We cannot assure you that Orient-Express Hotels will not be restricted by Bermuda law from paying dividends.

Orient-Express Hotels' substantial indebtedness could adversely affect its financial health.
--------------------------------------------------------------------------------

         Orient-Express Hotels and its subsidiaries have a significant amount of debt and may incur additional debt from time to time. As of September 30, 2004, its consolidated long-term indebtedness was $505 million. Our substantial indebtedness could

         o require us to dedicate much of our cash flow from operations to payments on our indebtedness, and so reduce the availability of cash flow to fund our working capital, capital expenditures, product and service development and other general corporate purposes; for example, in 2003 Orient-Express Hotels generated $33 million in cash from operating activities after paying interest of $17 million and before loan principal repayments of $64 million,

         o limit our ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes,

         o increase our vulnerability to adverse economic and industry conditions, including the seasonality of some of our businesses, or

         o limit our flexibility in planning for, or reacting to, changes in our business and industry as well as the economy generally.

         Orient-Express Hotels must also repay or refinance a significant amount of indebtedness in future years. Although Orient-Express Hotels may seek to refinance its indebtedness, it may be unable to obtain refinancing. Any failure of Orient-Express Hotels to repay any indebtedness when due may result in a default under such indebtedness and cause cross-defaults under other indebtedness.

                              Risks of Our Business

Orient-Express Hotels' operations are subject to adverse factors generally encountered in the hospitality industry.
--------------------------------------------------------------------------------

         Besides the specific conditions discussed in the risk factors below, these adverse factors include

         o cyclical downturns arising from changes in general and local economic conditions,

         o political instability of governments of some countries where properties are located,

         o     falling disposable income of consumers and the traveling public,

         o dependence on varying levels of tourism, business travel and corporate entertainment,

         o     changes in popular travel patterns,

         o     competition from other hotels and leisure time activities,

         o periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

         o increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

         o regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

         o     foreign exchange rate movements,

         o adverse weather conditions or destructive forces like fire or flooding, and

         o seasonality, in that many of our hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

         The effect of these factors varies among our hotels and other properties because of their geographic diversity. For example, the SARS epidemic in Asia in 2003 caused a reduction in passenger bookings on the tourist train of Orient-Express Hotels operating between Bangkok and

Singapore and had a negative impact on travel to Australia and Tahiti. Although the SARS outbreak was contained, it is possible that the disease could re-emerge or another potential epidemic could occur.

         In particular, as a result of terrorist attacks in the United States on September 11, 2001 and the subsequent military actions in Afghanistan and Iraq, international, regional and even domestic travel was disrupted. Demand for most of Orient-Express Hotels' properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travelers seem more reluctant than in the past to go abroad, and the booking lead-times by guests, travel agents and tour operators at our properties have shortened since September 11th. Further acts of terrorism or a military action could again reduce leisure and business travel.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers for Orient-Express Hotels' properties.
--------------------------------------------------------------------------------

         We compete for hotel and restaurant acquisition opportunities with others who have substantially greater financial resources than we do. These competitors may be prepared to accept a higher level of financial risk than we can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to us and increasing our acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

         Some of our properties are located in areas where there are numerous competitors. For example, in recent years competing deluxe hotels opened near our properties in New Orleans, Sydney and Rio de Janeiro. Competitive factors in the hospitality industry include convenience of location, the quality of the property, room rates and menu prices, the range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of our markets could impact the convenience or desirability of our hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities, or significantly expand, improve or introduce new facilities in the markets in which our hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.
--------------------------------------------------------------------------------

         Orient-Express Hotels and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service, and health and safety of premises. Our properties are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of expanding our existing properties depends upon our obtaining necessary building permits or zoning variances from local authorities.

         Orient-Express Hotels also is subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances that may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before we acquired it.

Orient-Express Hotels' acquisition, expansion and development strategy may be less successful than we expect, and, therefore, its growth may be limited.
--------------------------------------------------------------------------------

         We intend to increase the revenues and net income of Orient-Express Hotels through acquisitions of new properties and expansion of its existing properties. Our ability to pursue new growth opportunities successfully will depend on our ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits and to integrate new properties into our operations. Also, our acquisition of properties in new locations may present operating and marketing challenges that are different from those we encounter in our existing locations. We cannot assure you that we will succeed in our growth strategy.

         We may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned, as construction took longer than expected. This delay had a significant adverse impact on the revenues and profitability of our African operations.

We cannot assure you that Orient-Express Hotels will obtain the necessary additional capital to finance the growth of its business.
--------------------------------------------------------------------------------

         The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade our existing properties, are capital intensive. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to us. We cannot assure you that future borrowings or equity financing will be available to us, or available on acceptable terms, in an amount sufficient to fund our needs. Future equity financings may be dilutive to the existing holders of our common shares. Future debt financings could involve restrictive covenants that would limit Orient-Express Hotels' flexibility in operating its business.

Currency fluctuations may have a material adverse effect on Orient-Express Hotels' financial statements and/or its operating margins.
--------------------------------------------------------------------------------

         Substantial portions of the revenues and expenses of Orient-Express Hotels are denominated in non-U.S. currencies such as European euros, British pounds sterling, South African rand, Australian dollars, Peruvian nuevos soles, Botswana pula, Brazilian reais, Mexican pesos and French Pacific francs. In addition, we buy assets and incur liabilities in these foreign currencies. Foreign exchange rate fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

         Our financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both

         o translation risk, which is the risk that our financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various
               currencies against the U.S.        dollar, and

         o transaction risk, which is the risk that the currency of our costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuations may adversely affect our operating margins.

Orient-Express Hotels' operations may be adversely affected by extreme weather conditions and the impact of natural disasters.
--------------------------------------------------------------------------------

         Orient-Express Hotels operates properties in a variety of locales, each of which is subject to local weather patterns and their effects on our properties, as well as on customer travel. As Orient-Express Hotels' revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, our La Samanna hotel, which is located on St. Martin, suffered substantial wind and flood damage from a hurricane in November 1999. Although the hotel was fully insured for the repair costs, it remained closed until February 2000, so that we missed much of the high season that year.

If the relationships between Orient-Express Hotels and its employees were to deteriorate, it may be faced with labor shortages or stoppages, which would adversely affect its ability to operate its facilities.
--------------------------------------------------------------------------------

         Orient-Express Hotels' relations with its employees in various countries, including the approximately 2,000 employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels, working conditions or our response to changes in government regulation of workers and the workplace. Operations rely heavily on employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect our ability to provide those services, which could reduce occupancy and room revenue and even tarnish our reputation.

Orient-Express Hotels' owned hotels and restaurants are subject to risks generally incident to the ownership of commercial real estate and often beyond its control.
--------------------------------------------------------------------------------

         These include

        o changes in national, regional and local economic and political conditions,

        o changes in interest rates and in the availability, cost and terms of financing,

        o the impact of present or future governmental legislation and regulations (including environmental laws),

        o the ongoing need for capital improvements to maintain or upgrade properties,

        o      changes in property taxes and operating expenses, and

        o      the potential for uninsured or underinsured losses.

            Risks Resulting from Our Relationship with Sea Containers

Orient-Express Hotels' share price may be adversely affected by the limited liquidity of its class A common shares in the market. Any substantial sales of Orient-Express Hotels' class A common shares by Sea Containers might adversely affect the market price for those shares.
--------------------------------------------------------------------------------

         Sea Containers currently owns 11,943,901 class A common shares of Orient-Express Hotels and 2,459,399 class B common shares of Orient-Express Hotels, or approximately 42% of the class A and class B common shares currently outstanding, excluding 18,044,478 class B common shares owned by Orient-Express Holdings 1 Ltd., a wholly-owned subsidiary of Orient-Express Hotels. Orient-Express Hotels filed with the SEC a registration statement (which was declared effective on February 19, 2003) for sales by Sea Containers from time to time, in one or more transactions, of any or all of its 11,943,901 class A common shares of Orient-Express Hotels plus the 2,459,399 Orient- Express Hotels class A common shares issuable upon conversion of the 2,459,399 Orient-Express Hotels class B common shares held by Sea Containers. Included in the abovementioned 14,403,300 class A common shares of Orient-Express Hotels are the 3,000,000 class A common shares Sea Containers is offering in combination with Orient-Express Hotels' offering of 4,000,000 class A common shares by means of this prospectus offering.
See "Underwriting."

         Sea Containers has advised Orient-Express Hotels that it plans to sell all its remaining class A common shares of Orient-Express Hotels, but the timing of these sales will depend on market conditions.

         The liquidity of the class A common shares in the market will continue to be limited unless and until Sea Containers elects to make future sales of the class A common shares. However, any future sales by Sea Containers of substantial amounts of the class A common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of the class A common shares.

Some of Orient-Express Hotels' directors and executive officers may have potential conflicts of interest because they own Sea Containers' shares or have positions at Sea Containers, or because of contractual rights relating to one of our properties.
--------------------------------------------------------------------------------

         Some of Orient-Express Hotels' directors and executive officers--James
B. Sherwood, John D. Campbell and Edwin S. Hetherington--hold Sea Containers class A and class B common shares and options to purchase Sea Containers class A and class B common shares. Also, these persons are executive officers or directors of Sea Containers. Ownership of Sea Containers class A and class B common shares by Orient-Express Hotels' directors and officers, or their positions as executive officers or directors of Sea Containers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Sea Containers and Orient-Express Hotels.

         In addition, Orient-Express Hotels has granted to James B. Sherwood, the chairman of the board of directors of Orient-Express Hotels and the president of Sea Containers, a right of first refusal to purchase the Hotel Cipriani in Venice and related assets if Orient-Express Hotels proposes to sell or transfer them. Also, a subsidiary of Orient-Express Hotels has granted to Mr. Sherwood an option to purchase the hotel at its fair market value if a change of control of Orient-Express Hotels occurs.

         We have in place a code of business practices administered by the audit committee of our board of directors and applicable to our principal executive, financial and accounting officers to avoid conflicts of interest. However, we cannot assure you that this will prevent future conflicts.

                Risks of Owning and Selling Class A Common Shares

Orient-Express Hotels will not be restricted from issuing additional class A common shares and any such sales could negatively affect the trading price of the class A common shares.
--------------------------------------------------------------------------------

         Upon the expiration of a "lock-up" period of 90 days after the date of this prospectus (see "Underwriting -- No Sales of Similar Securities"), Orient-Express Hotels may in its discretion sell newly issued class A common shares in addition to the newly issued 4,000,000 class A common shares that it is offering in this prospectus. We cannot assure you that we will not make significant sales of such other class A common shares. Any such sales could materially and adversely affect the trading price of the class A common shares.

The price of the class A common shares may fluctuate significantly, which may make it difficult for you to resell the class A common shares when you want or at prices you find attractive.
--------------------------------------------------------------------------------

         The price of the class A common shares on the New York Stock Exchange constantly changes. We expect that the market price of the class A common shares will continue to fluctuate. Holders of class A common shares will be subject to the risk of volatility and depressed prices.

         Orient-Express Hotels' share price can fluctuate as a result of a variety of factors, many of which are beyond Orient-Express Hotels, control. These factors include

         o     quarterly variations in operating results,

         o operating results that vary from the expectations of management, securities analysts and investors,

         o changes in expectations as to future financial performance, including financial estimates by securities analysts and investors,

         o developments generally affecting Orient-Express Hotels' businesses,

         o announcements by Orient-Express Hotels or its competitors of significant contracts, acquisitions, joint ventures or capital commitments,

         o announcements by third parties of significant claims or proceedings against Orient-Express Hotels,

         o     the dividend policy for the class A and class B common shares,

         o     future sales of equity or equity-linked equities, and

         o     general domestic and international economic conditions.

         In addition, the stock market in general has experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of the class A common shares.

Orient-Express Hotels' directors and officers may control the outcome of most matters submitted to a vote of its shareholders.
--------------------------------------------------------------------------------

         A wholly-owned subsidiary of Orient-Express Hotels--Orient-Express Holdings 1 Ltd., or Holdings--currently holds 18,044,478 class B common shares of Orient-Express Hotels representing about 76% of the voting power for most matters submitted to a vote of Orient-Express Hotels' shareholders, and Holdings, together with the directors and officers of Orient-Express Hotels, holds common shares of Orient-Express Hotels representing about 77% of the combined voting power for most matters submitted to a vote of its shareholders. In general, holders of Orient-Express Hotels' class A common shares and holders of its class B common shares vote together as a single class, with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. Therefore, as long as the number of outstanding class B shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of the shareholders. Under Bermuda law, common shares of Orient-Express Hotels owned by Holdings are outstanding and may be voted by Holdings. The manner in which Holdings votes its Orient-Express Hotels common shares will be determined by the six directors of Holdings, two of whom -- John D. Campbell and James B. Sherwood--are also directors or officers of Orient-Express Hotels, consistently with the exercise by those directors of their fiduciary duties to Holdings. Those directors, should they choose to act together, will be able to control substantially all matters affecting Orient-Express Hotels, and to block a number of matters relating to any potential change of control of Orient-Express Hotels. See "Beneficial Ownership of Class A and Class B Common Shares" and "Description of Common Shares--Voting Rights."

Provisions in Orient-Express Hotels' charter documents, and the preferred share purchase rights currently attached to the class A and class B common shares, may discourage potential acquisitions of Orient-Express Hotels, even those that the holders of a majority of its class A common shares might favor.
--------------------------------------------------------------------------------

         Orient-Express Hotels' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire it without the consent of its board of directors. These provisions include

         o supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels, and

         o     limitations on the voting rights of such 15% beneficial owners.

         Also, our board of directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer is favored by shareholders of Orient-Express Hotels holding a majority of its equity.

         Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. See "Description of Common Shares--Preferred Share Purchase Rights." Such rights may have anti-takeover effects.

         These anti-takeover provisions are in addition to the ability of Holdings and directors and officers to vote shares representing a significant majority of the total voting power of our common shares. See the "risk factor" immediately above and "Description of Common Shares--Voting Rights."

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Bermuda, or that an original action can be brought in Bermuda against Orient-Express Hotels for liabilities under U.S. securities laws.
--------------------------------------------------------------------------------

         Orient-Express Hotels is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for you to

         o effect service of process within the United States upon Orient-Express Hotels or its directors and officers, or

         o enforce judgments obtained in United States courts against Orient-Express Hotels or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

         Orient-Express Hotels has been advised by its Bermuda counsel, Appleby Spurling Hunter, that there is doubt as to

         o whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Orient-Express Hotels or its directors and officers, and

         o whether an original action could be brought in Bermuda against Orient-Express Hotels or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, and the reports and other information that Orient-Express Hotels filed with the SEC that are incorporated by reference in this prospectus, contain forward-looking statements, including statements regarding, among other things

         o     competitive factors in our businesses,

         o     future capital expenditures,

         o future legislation in any country where Orient-Express Hotels has significant assets or operations,

         o     strikes or other labor disruptions,

         o     currency fluctuations, and

         o     trends in our future operating performance.

         We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to Orient-Express Hotels or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

         Except as required by law, we have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

         Management estimates that Orient-Express Hotels will receive net proceeds of approximately $94,800,000 from its offering of 4,000,000 class A common shares, after deducting underwriting discounts and commissions and the estimated offering expenses payable by Orient-Express Hotels. If the underwriters exercise their over-allotment option, management estimates that Orient-Express Hotels will receive additional net proceeds of approximately $24,900,000 million. Orient-Express Hotels will not receive any of the proceeds from the sale by Sea Containers of 3,000,000 class A common shares of Orient-Express Hotels.

         We intend to use the net proceeds from the sale of class A common shares in this offering primarily for general corporate purposes, which may include reduction of our debt, funding the purchase of hotels and related businesses and the capital investment for some of our existing owned properties, and funding our working capital needs. Any net proceeds we may use to pay revolving debt may be immediately reborrowed and used for our general corporate purposes.

         PRICE RANGE AND DIVIDEND HISTORY OF THE CLASS A COMMON SHARES

         The class A common shares of Orient-Express Hotels are listed on the New York Stock Exchange under the symbol "OEH." The following table presents the quarterly high and low sales prices of the class A common shares for the periods indicated as reported for New York Stock Exchange composite transactions:

                                                            High          Low
        2003                                               ------       -------
            First quarter................................. $13.50        $8.50
            Second quarter................................  14.81         9.35
            Third quarter.................................  17.20        13.89
            Fourth quarter................................  17.70        15.55
        2004
            First quarter.................................  19.79        16.35
            Second quarter................................  18.23        14.50
            Third quarter.................................  17.04        14.50
            Fourth quarter................................  23.05        15.71
        2005
            First quarter (through February 23)...........  26.20        19.60

         Orient-Express Hotels paid no cash dividends on its class A and B common shares in 2003, and paid quarterly cash dividends at the rate of $0.025 per class A common share and per class B common share in 2004.

         The Islands of Bermuda, where Orient-Express Hotels is incorporated, have no applicable governmental laws, decrees or regulations which restrict the export or import of capital or affect the payment of dividends or other distributions to nonresident holders of the class A and class B common shares or which subject United States holders to taxes.

         At February 23, 2005, there were approximately 30 record holders of the class A common shares.

                                 CAPITALIZATION

         The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2004,

         o      on an actual basis, and

         o as adjusted to reflect the sale by Orient-Express Hotels of 4,000,000 class A common shares in this offering at an assumed offering price of $25.00 per share, and the application of the estimated net proceeds from such sale in the amount of $94,800,000 as described under "Use of Proceeds:"

                                                          September 30, 2004
                                                       ------------------------
                                                        Actual     As adjusted*
                                                        ------     ------------
                                                            (in thousands)
                                                             (unaudited)

Cash and cash equivalents..........................     $51,753      $146,553
                                                         ======       =======
Working capital facilities.........................  $   20,071    $   20,071
Long-term debt (including current portion).........     505,571       505,571
Shareholders' equity:
    Class A common shares..........................         318           358
    Class B common shares..........................         205           205
    Additional paid-in capital.....................     278,821       373,581
    Retained earnings..............................     269,715       269,715
    Accumulated other comprehensive loss...........     (18,816)      (18,816)
    Acquired shares................................        (181)         (181)
                                                        -------       -------
      Total shareholders' equity...................     530,062       624,862
                                                     ----------    ----------
          Total capitalization.....................  $1,055,704    $1,150,504
                                                     ==========    ==========
--------------
* The as adjusted amounts above do not reflect the exercise by the underwriters of their over-allotment option to purchase from Orient-Express Hotels up to an aggregate of an additional 1,050,000 shares. If such option were exercised in full at an assumed offering price of $25.00 per share, Orient-Express Hotels would receive an additional $24,900,000 in cash proceeds, resulting in a $10,500 increase in class A common shares and $24,889,500 in additional paid-in capital.

            DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT-EXPRESS HOTELS

         The directors of Orient-Express Hotels are as follows:

                                                                Principal occupations and                        Year first
                       Name, Age                                 other major affiliations                     became a director
                       ---------                                 ------------------------                     -----------------
              John D. Campbell, 62...................Senior Counsel (retired) of Appleby Spurling Hunter             1994
                                                     (attorneys)

              James B. Hurlock, 71...................Partner (retired) of White & Case LLP (attorneys)               2000

              J. Robert Lovejoy, 60..................Senior Managing Director of Ripplewood Holdings LLC             2000
                                                     (a private equity investment firm)

              Daniel J. O'Sullivan, 66...............Senior Vice President--Finance (retired) of Sea                  1997
                                                     Containers

              Georg R. Rafael, 67....................Managing Director of Rafael Group S.A.M. (hoteliers)            2002

              James B. Sherwood, 71..................Chairman and Co-Chief Executive Officer of                      1994
                                                     Orient-Express Hotels

              Simon M.C. Sherwood, 44................President and Co-Chief Executive Officer of                     1994
                                                     Orient-Express Hotels

         The principal occupation of each director during the last five years is that shown in the table above supplemented by the following information:

         Mr. Campbell retired as Senior Counsel of Appleby Spurling Hunter in July 2003. Mr. Campbell is also a director of Sea Containers, a non-executive director and Chairman of the Risk and Audit Committee of The Bank of Bermuda Ltd., a subsidiary of HSBC Holdings plc, and a non-executive director and Chairman of the Nominations and Governance Committee of Argus Insurance Company Ltd., a public company listed on the Bermuda Stock Exchange.

         Mr. Hurlock acted as chairman of the management committee of White & Case LLP, overseeing worldwide operations from 1980 until his retirement in 2000. He also served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group Ltd., a chemical transport services company, from July 2003 until June 2004.

         Mr. Lovejoy, prior to joining Ripplewood in 2000, was a Managing Director of Lazard Freres & Co. LLC and a general partner of Lazard's predecessor partnership for over 15 years.

         Mr. O'Sullivan held senior financial and accounting positions with Sea Containers and its predecessor company for over 30 years, including Chief Financial Officer for seven years until his retirement, effective December 31, 2004.

         Mr. Rafael was until early 2002 the Vice Chairman of the Executive Committee of Mandarin Oriental Hotels, having sold to them in 2000 Rafael Hotels Ltd., a deluxe hotel owning and operating company that Mr. Rafael established in 1986. Prior to that time, he was joint Managing Director of Regent International Hotels, a hotel group Mr. Rafael helped start in 1972.

         Mr. James B. Sherwood has also been a director and the President of Sea Containers since 1974, having founded its predecessor company in 1965.

         Mr. Simon M.C. Sherwood was Senior Vice President -- Leisure of Sea Containers until Orient-Express Hotels' initial public offering in August 2000, and was originally appointed Vice President of Sea Containers in 1991. He is the stepson of James B. Sherwood.

         The executive officers of Orient-Express Hotels are as follows:

             Name, Age                                                Position
   ---------------------------------------------  ---------------------------------------------------------
   James B. Sherwood, 71........................  Chairman and Co-Principal Executive Officer since 1994

   Simon M.C. Sherwood, 44......................  President and Co-Principal Executive Officer since 1994

   Dean P. Andrews, 52..........................  Vice President--Hotels, North America since 1997

   Roger V. Collins, 58.........................  Vice President--Technical Services since 2001

   Adrian D. Constant, 44.......................  Vice President--Hotels, Europe and Asia since 2001

   Pippa Isbell, 51.............................  Vice President--Public Relations since 2000

   Natale Rusconi, 78...........................  Vice President since 2004

   James G. Struthers, 41.......................  Vice President--Finance and Chief Financial Officer since
                                                  2000

   Nicholas R. Varian, 50.......................  Vice President--Tourist Trains and Cruises since 1994

   Paul White, 40...............................  Vice President--Hotels, Africa, Australia and South
                                                  America since 2000

   David C. Williams, 50........................  Vice President--Sales and Marketing since 2004

   Edwin S. Hetherington, 55....................  Secretary since 1994

         The principal occupation of each person during the last five years is that shown in the table above supplemented by the following information:

         The previous experience of Messrs. James B. Sherwood and Simon M.C. Sherwood is reported under the table of directors.

         Mr. Andrews was with Omni Hotels from 1981 to 1997, working in new hotel development and financial and asset management.

         Mr. Collins, an engineer, has worked in the hotel industry since 1979 with Grand Metropolitan Hotels, Courage Inns and Taverns, and Trusthouse Forte Hotels, joining Orient-Express Hotels' predecessor, Orient-Express Hotels Inc., in 1991.

         Mr. Constant began his career in the hotel industry in 1983, including positions at Intercontinental and Forte Hotels, and worked for Le Meridien Hotels (1993-2001) ending as Regional Manager for Brazil.

         Ms. Isbell was appointed a Manager of Orient-Express Hotels in 1998 after selling the public relations consultancy she founded in 1987. Her work in the hospitality industry included positions at Intercontinental Hotels, Forte, Hilton International, Jarvis Hotels, and Millennium and Copthorne.

         Mr. Rusconi has been the Managing Director of the Hotel Cipriani in Venice since 1977. Previously, he worked with the Savoy Hotel Group and CIGA Hotels.

         Mr. Struthers qualified as a chartered accountant in 1986. He joined Sea Containers in 1991 and in 1995 became Group Financial Controller. From June 1997 until August 1999, he was Finance Director of Eurostar (UK) Ltd., operator of the high speed passenger train services between Britain and Continental Europe. Mr. Struthers returned to Sea Containers as Vice President, Controller in September 1999 and was appointed Vice President -- Finance and Chief Financial Officer of Orient-Express Hotels in May 2000.

         Mr. Varian joined Orient-Express Hotels Inc. in 1985 from P&O Steam Navigation Company and has worked extensively on various cruise and tourist train projects, becoming a Vice President in 1989.

         Mr. White was previously a Manager of Orient-Express Hotels working on hotel financial and operational matters, having joined from Forte Hotels in 1991.

         Mr. Williams joined Orient-Express Hotels Inc. in 1981 as sales and reservations manager. He became responsible for strategic marketing developments and business initiatives in the Americas, Europe and Asia. He previously worked for Carlson Marketing Group.

         Mr. Hetherington is also Vice President, General Counsel and Secretary of Sea Containers, having joined Orient-Express Hotels Inc. in 1980.

            BENEFICIAL OWNERSHIP OF CLASS A AND CLASS B COMMON SHARES

         The following table contains information concerning the only persons known to Orient-Express Hotels to be the beneficial owners of more than 5% of its outstanding class A common shares and class B common shares before giving effect to this offering.

         Orient-Express Holdings 1 Ltd., or Holdings, is a wholly-owned subsidiary of Orient-Express Hotels and has sole voting and dispositive power over its shares of Orient-Express Hotels. The members of the board of directors of Holdings are James B. Sherwood, John D. Campbell, Daniel J. O'Sullivan, John
R. Edney, A. Shaun Morris and Tammy Richardson. Each of these persons may be deemed to share beneficial ownership of the class B common shares owned by Holdings, as well as the class A common shares into which those class B common shares are convertible, but is not shown in the table below.

         Under Bermuda law, the class B common shares held by this subsidiary are outstanding and carry the same voting rights as the other outstanding class B common shares. Each class B common share is convertible at any time at the holder's option into one class A common share of Orient-Express Hotels and, therefore, the number of shares shown below would also represent the number of class A common shares into which the class B common shares are convertible.


                                                                                                                       Percentage
                                               Number of          Percentage of        Number of        Percentage of      of
                                                class A           class A common         class B        class B common   combined
             Name and Address                 common shares         shares(1)        common shares        shares(2)        votes
-----------------------------------------     -------------       --------------     -------------     --------------- -----------
Orient-Express Holdings 1 Ltd............          --                  --             18,044,478           88.0%           76.2%
     22 Victoria Street
     Hamilton HM 12
     Bermuda
Citibank International plc et
   al.(3)................................       11,950,751            37.6%           2,459,399             12.0%          15.4%
    Citicorp Centre
    Canada Square
    Canary Wharf
    London E14 5LB
Sea Containers Ltd.(4)...................       11,943,901            37.6%           2,459,399             12.0%          15.4%
    22 Victoria Street
    Hamilton HM 12
    Bermuda
Capital Research and
    Management Company
    and SMALLCAP World  Fund, Inc. (5)...        2,350,000             7.4%               --                 --            (7)
    333 South Hope Street
    Los Angeles, California 90071


                                                                                                                       Percentage
                                               Number of          Percentage of        Number of        Percentage of      of
                                                class A           class A common         class B        class B common   combined
             Name and Address                 common shares         shares(1)        common shares        shares(2)        votes
-----------------------------------------     -------------       --------------     -------------     --------------- -----------
Westport Asset Management, Inc. and
    Westport Advisors LLC (6)........            1,864,600             5.9%               --                 --             (7)
    253 Riverside Avenue
    Westport, Connecticut 06880


--------------

(1) The percentage of class A common shares shown in this table is based on the 31,790,601 class A common shares currently outstanding.

(2) The percentage of class B common shares shown in this table is based on the 20,503,877 class B common shares currently outstanding.

(3) The information with respect to Citibank International plc and certain of its affiliated companies is derived from their joint Schedule 13D report amended as of November 16, 2004, filed with the United States Securities and Exchange Commission (the "Commission") on November 23, 2004. This report states that (a) Citibank International plc, and the other reporting companies may be deemed to share voting and dispositive power with respect to 14,403,300 class A common shares (consisting of 11,943,901 outstanding class A common shares and 2,459,399 class A common shares issuable upon conversion of 2,459,399 class B common shares) which were pledged by Sea Containers in connection with its entering into a $158 million secured term loan facility, later amended to be a $120 million revolving loan facility, (b) reporting company Citigroup Inc. may be deemed to share voting power with subsidiaries of Citigroup Inc. with respect to 6,850 class A common shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup Inc. for the benefit of third party customers, and (c) by virtue of their potential status as a "group" for purposes of the rules of the Commission, each of the reporting companies may be deemed to share voting and/or dispositive power over the shares that may be deemed to be beneficially owned by the other reporting companies.

(4) Sea Containers has sole voting and dispositive power with respect to 11,943,901 class A common shares and 2,459,399 class B common shares, subject to the pledge referred to in footnote (3) above.

(5) The information with respect to Capital Research and Management Co. ("Capital") and SMALLCAP World Fund, Inc. ("SMALLCAP") is derived from their joint Schedule 13G report amended as of December 31, 2004, filed with the Commission on February 14, 2005. This report states that Capital, a registered investment adviser, has sole dispositive power with respect to 2,350,000 class A common shares, and that SMALLCAP, a registered investment company which is advised by Capital, has sole voting power with respect to 2,050,000 class A common shares.

(6) The information with respect to Westport Asset Management Inc. ("Westport") is derived from its Schedule 13G report amended as of December 31, 2004, filed with the Commission on February 14, 2005. This report states that (a) Westport is a registered investment adviser and a parent holding company, and owns 50% of Westport Advisors LLC, also a registered investment adviser, and (b) Westport has sole voting and dispositive power with respect to 979,100 class A common shares, has shared voting power with Westport Advisors LLC with respect to 541,300 class A common shares, and has shared dispositive power with Westport Advisors LLC with respect to 885,500 class A common shares, including the 541,300 class A common shares referred to above.

(7)      Less than 1%.

                             THE SELLING SHAREHOLDER

         As of the date of this prospectus, Sea Containers owns, and has sole voting and dispositive power with respect to, 11,943,901 class A common shares and 2,459,399 class B common shares, subject to a pledge under its secured term loan facility as described in footnote (3) to the table under the caption "Beneficial Ownership of Class A and Class B Common Shares." These class A and class B common shares represent approximately 38% and 12%, respectively, of the class A and class B common shares currently outstanding, including 18,044,478 class B common shares held by Holdings, a wholly-owned subsidiary of Orient-Express Hotels, or 38% and 100%, respectively, of the shares of each such class outstanding, excluding the shares held by Holdings. If Sea Containers sells the 3,000,000 class A common shares to be sold for its account in this offering, and Orient-Express Hotels issues and sells the 4,000,000 class A common shares to be sold for its account in this offering, then Sea Containers will continue to own, and have sole voting and dispositive power with respect to, 8,943,901 class A common shares and 2,459,399 class B common shares. This would represent approximately 25% and 12%, respectively, of the shares of the class A and class B common shares outstanding at the time of sale, including the18,044,478 class B common shares held by Holdings, or 25% and 100%, respectively, of the shares of each such class outstanding, excluding the shares held by Holdings.

         For information concerning the relationship between Orient-Express Hotels and Sea Containers, we refer you to the portion of this prospectus under the heading "Risk Factors -- Risks Resulting from Our Relationship with Sea Containers."

                        DESCRIPTION OF THE COMMON SHARES

         The authorized capital of Orient-Express Hotels consists of 120,000,000 class A common shares, 120,000,000 class B common shares and 30,000,000 preferred shares, all of $.01 par value each. There are currently 31,790,601 class A common shares and 2,459,399 class B common shares outstanding. The number of class B common shares outstanding does not include the 18,044,478 shares which are owned by Holdings, a wholly-owned subsidiary of Orient-Express Hotels, and accounted for as a reduction to outstanding shares, including for purposes of computing earnings per share while they are owned by Holdings.

         The following description of our common shares is not a complete description of all of the terms of our common shares and should be read in conjunction with our charter documents and bye-laws.

Dividend Rights

         Holders of class A and class B common shares receive such dividends as the Orient-Express Hotels board of directors declares out of amounts available under Bermuda law for that purpose. The board of directors may not declare a cash dividend on the class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares.

         For distributions other than cash dividends, the class A and class B common shares rank equally and have the same rights, except that

         o Orient-Express Hotels can distribute class A common shares, or rights, options or warrants to subscribe for class A common shares, only to the holders of class A common shares,

         o Orient-Express Hotels can distribute class B common shares, or rights, options or warrants to subscribe for class B common shares, only to the holders of class B common shares, and

         o the ratio of the number of class A common shares outstanding to the number of class B common shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it, except as may be provided in the shareholder rights agreement described below.

         No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends or other distributions by Orient-Express Hotels to non-resident shareholders, or subjects United States holders of class A or class B common shares to Bermuda taxes. Payment of dividends depends upon Orient-Express Hotels' results of operations, financial position, capital requirements and other relevant factors.

Voting Rights

         Except as otherwise provided by Bermuda law, the holders of class A and class B common shares have exclusive voting rights at any general meeting of shareholders of Orient-Express Hotels, subject to the voting rights of the holders of any preferred shares which Orient-Express Hotels may issue in the future.

         In general, holders of class A common shares and holders of class B common shares vote together as a single class with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. However,

        o Any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

         o Any "Business Combination," as defined in the bye-laws, involving Orient-Express Hotels and an "interested person" must be approved by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than Orient-Express Hotels, Sea Containers and each of their respective subsidiaries, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels.

         o The shareholders of Orient-Express Hotels may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

         o If at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of Orient-Express Hotels for a period of five years from the date that such person first became an interested person.

         There is no provision for cumulative voting for the election of our directors, under which, for example, a shareholder with ten votes participating in an election for three directors could cast 30 votes for one nominee rather than 10 votes for each of three nominees. In the absence of cumulative voting, all of the directors can be elected by those shareholders which together can cast a majority of the votes represented by all outstanding class A common shares each with one-tenth of a vote and all outstanding class B common shares each with one vote. As long as the number of outstanding class B common shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of our shareholders.

         In general, under The Companies Act 1981 of Bermuda and Orient-Express Hotels' bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of class A common shares and class B common shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of Orient-Express Hotels' assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding class A and class B common shares, or a change of Orient-Express Hotels' independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of class A and class B common shares, or a proposal for the amalgamation or merger of Orient-Express Hotels with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of class A and class B common shares.

         The normal quorum for general meetings is the presence, in person or by proxy, of the holders of class A and class B common shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding class A and class B common shares must be present in person or by proxy to constitute a quorum.

         There are no limitations imposed by Bermuda law or by Orient-Express Hotels' memorandum of association and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote class A or class B common shares.

Preferred Share Purchase Rights

         Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. A right will be attached to each class A common share sold in this offering.

         The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of

         o the public announcement that a person or group has become an "acquiring person," that is, a person or group that has acquired beneficial ownership of shares carrying 20% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels, but excluding any subsidiary of Orient-Express Hotels, Sea Containers or any subsidiary of Sea Containers, and

         o the commencement or announcement of an intended tender offer or exchange offer for shares carrying 30% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels.

         At that time, the rights then attached to all outstanding class A and class B common shares will become separate securities, and each right will entitle its holder to purchase one one-hundredth of a Series A junior participating preferred share of Orient-Express Hotels at an exercise price of $142. The exercise price will be adjusted in the future to reflect stock splits and other changes to the class A and class B common shares.

         However,

         o From and after the date on which any person becomes an acquiring person, each holder of a right other than the acquiring person may exercise the right and receive, at the then current exercise price of the right, that number of class A common shares, in the case of a right which previously was attached to a class A common share, or that number of class B common shares, in the case of a right which previously was attached to a class B common share, or other securities, cash or property, then having a market value of twice the exercise price;

         o If, after the shareholder rights agreement takes effect, Orient-Express Hotels is acquired by consolidation, merger or amalgamation, or Orient-Express Hotels sells or otherwise transfers 50% or more of its consolidated assets or earning power, each holder of a right, other than an acquiring person, may exercise the right and receive, at the then current exercise price of the right, an amount of the common equity of the acquiring company or its public company parent which at the time of such transaction would have a market value of twice the exercise price of the right; and

         o At any time after any person becomes an acquiring person and before a person or group (other than Orient-Express Hotels, Sea Containers or certain of their affiliates) acquires beneficial ownership of 50% or more of the total voting rights which may be cast at any general meeting of Orient-Express Hotels, the board of directors of Orient-Express Hotels may exchange all or some of the rights other than rights beneficially owned by an acquiring person, which rights will thereafter be void, at an exchange ratio of

               (A) one class A common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class A common shares, and

               (B) one class B common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class B common shares,

               subject to adjustment in certain events.

         Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder including, without limitation, the right to vote or to receive dividends. While the issuance of the rights will not be taxable to shareholders or to us for United States federal income tax purposes, shareholders may, depending on the circumstances, recognize taxable income for United States federal income tax purposes in the event the rights become exercisable, or upon their exercise, for class A or class B common shares (or other consideration). The rights will expire on June 1, 2010. However, the board of directors of Orient-Express Hotels may redeem all but only all of the rights sooner at a price of $0.05 per right at any time before the close of business on the tenth day after the date on which a person becomes an acquiring person.

         The purpose of the rights is to diminish the attractiveness of Orient-Express Hotels to persons who might otherwise have an interest in acquiring control of Orient-Express Hotels on unfair or coercive terms and to impede such persons from attempting to gain control of Orient-Express Hotels on such terms through a tender or exchange offer, by a proxy contest or by other means.

Liquidation Rights

         In a liquidation, dissolution or winding-up of Orient-Express Hotels, holders of class A and class B common shares as a single class would participate equally per share in the assets remaining available for distribution to shareholders, after payment of the liabilities of Orient-Express Hotels and the liquidation preferences on its preferred shares.

Conversion Rights

         The class A common shares are not convertible into any other security. Each class B common share is convertible at any time without any additional payment into one class A common share.

Miscellaneous

         Neither class A nor class B common shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of class B common shares may convert their shares into class A common shares as described above. The holders of class A and class B common shares are not liable for any further calls or assessments.

                           MATERIAL TAX CONSIDERATIONS

         The income tax consequences of an investment in Orient-Express Hotels are complex and may vary significantly with the particular situation of each investor. Before purchasing any class A common shares, each prospective investor should consult his or her own tax counsel about the particular tax consequences of investing in Orient-Express Hotels. There can be no assurance that the United States or Bermuda tax laws will not be changed.

Material Bermuda Tax Considerations

         As of the date of this prospectus, there is no Bermuda income, corporation, or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda.

         Orient-Express Hotels has received from the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act, 1966, as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to Orient-Express Hotels or to any of its operations, or to the class A common shares, debentures or other obligations of Orient-Express Hotels, except insofar as such tax applies to persons ordinarily resident in

Bermuda and holding such class A common shares, debentures or other obligations of Orient-Express Hotels or any land leased or let to Orient-Express Hotels.

Material United States Federal Income Tax Considerations

         Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences that generally will apply to a holder of Orient-Express Hotels' class A common shares, referred to for purposes of this discussion as a "U.S. Holder," that is:

         o an individual who is a citizen or, for United States federal income tax purposes, a resident of the United States;

         o a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state therein (or the District of Columbia);

         o an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

         o a trust, (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) if it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

         Unless otherwise indicated, all statements describing United States federal income tax consequences that are contained in this summary represent the opinion of Carter Ledyard & Milburn LLP, United States counsel for Orient-Express Hotels. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase class A common shares. This summary considers only U.S. Holders that will hold class A common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

         This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

         o     are broker-dealers or insurance companies;

         o are real estate investment trusts or regulated investment companies;

         o     have elected mark-to-market accounting;

         o     are tax-exempt organizations;

         o     are financial institutions or "financial services entities";

         o hold class A common shares as part of a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction;

         o own directly, indirectly or by attribution at least 10% of our voting power; or

         o     have a functional currency that is not the U.S. dollar.

         In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

         Furthermore, the discussion does not consider the tax treatment of persons who hold class A common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below.

         Each prospective investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our class A common shares.

Taxation of Dividends Paid on Class A Common Shares

         A U.S. Holder will be required to include in gross income, for the year in which received, the amount of any distributions of cash or other property received from us to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction otherwise allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

         To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be applied against and will reduce the U.S. Holder's basis in such Holder's class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of class A common shares.

         Dividends that we distribute generally will be treated as "passive income," or, in the case of certain U.S. Holders, "financial services income" from non-United States sources for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." A portion of such dividends, however, may be recharacterized as United States source if we constitute a "United States-owned foreign corporation" within the meaning of Section 904(g)(6) of the Code. To constitute a United States-owned foreign corporation, United States persons must own 50% or more of our total combined voting power or 50% or more of the total aggregate value of all our classes of stock. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the foreign tax credit rules of the Code to the dividends they receive from us.

         Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the class A common shares should qualify for the 15 percent rate provided that the class A common shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that the class A common shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the class A common shares will remain readily tradable. The reduced tax rate does not apply unless certain holding period requirements are satisfied. With respect to the class A common shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The reduced tax rate also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of class A common shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Taxation of the Disposition of Class A Common Shares

         Upon the sale, exchange or other disposition of class A common shares, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder's basis in the class A common shares, which usually will be the cost of such shares. Such gain or loss generally will be United States source capital gain or loss and will be long-term capital gain or loss if the class A common shares were held for more than one year at the time of the sale. Deduction of capital losses is subject to certain limitations under the Code.

Passive Foreign Investment Company Considerations

         We believe that Orient-Express Hotels will not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income is passive income or (2) the average percentage of its assets which produce passive income or which are held for the production of passive income is at least 50%. If Orient-Express Hotels were to become a PFIC, a U.S. Holder of class A common shares would be subject to adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, such shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of class A common shares.

Tax Consequences for Non-U.S. Holders of Class A common Shares

         Except as described in "U.S. Information Reporting and Backup Withholding Tax" below, a Non-U.S. Holder of class A common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, class A common shares, unless:

         o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States,

         o the Non-U.S. Holder is an individual who holds the class A common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption, or

         o the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

U.S. Information Reporting and Backup Withholding Tax

         U.S. Holders generally are subject to information reporting requirements and potential backup withholding tax with respect to dividends paid on class A common shares and on proceeds paid from the disposition of class A common shares. Backup withholding tax (currently at the rate of 28%) will apply unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption in the manner required by Treasury regulations.

         Non-U.S. Holders generally are not subject to information reporting or backup withholding tax with respect to dividends paid on, or upon the disposition of, class A common shares, provided that such non-U.S. Holders establish their non-U.S. status (or other exemption) in the manner required by Treasury regulations.

         The amount of any backup withholding tax will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the purchase agreement among Orient-Express Hotels, Sea Containers and the underwriters listed below, Orient-Express Hotels and Sea Containers have agreed to sell to each underwriter, and each underwriter has agreed to purchase from Orient-Express Hotels and Sea Containers, the number of class A common shares listed opposite its name below.

                                                                     Number
            Underwriter                                            of Shares
            -----------                                            ---------

Merrill Lynch, Pierce, Fenner & Smith
            Incorporated........................................
Citigroup Global Markets Inc....................................   _________
                    Total.......................................   7,000,000
                                                                   =========

         The underwriters have agreed to purchase all of the class A common shares sold under the purchase agreement if any of the class A common shares are purchased. If an underwriter defaults, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriter may be increased or the purchase agreement may be terminated.

         Orient-Express Hotels and Sea Containers have agreed to indemnify the underwriters and each person, if any, who controls the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

         The underwriters are offering the class A common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the class A common shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

         The underwriters have advised Orient-Express Hotels and Sea Containers that the underwriters propose to offer the class A common shares to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.__ per share. The underwriters may allow, and dealers may reallow, a discount not in excess of $.__ per share to other dealers. After the initial offering, the public offering price, concession and discount may change.

         The following table shows the offering price, underwriting discount and proceeds before expenses. The information assumes either no exercise or full exercise by the underwriters of its over-allotment option.

                                                 Per         Without       With
                                                Share        Option       Option
                                                -----        ------       ------
Public offering price........................     $             $            $
Underwriting discount........................     $             $            $
Proceeds, before expenses, to Orient-
   Express Hotels............................     $             $            $
Proceeds, before expenses, to Sea
   Containers................................     $             $            $

         The expenses of this offering, not including the underwriting discount, are estimated to be about $400,000, of which $230,000 is payable by Orient-Express Hotels and $170,000 is payable by Sea Containers.

Over-allotment Option

         Orient-Express Hotels has granted an option to the underwriters to purchase up to 1,050,000 additional class A common shares at the public offering price set forth on the cover of this prospectus less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

         Orient-Express Hotels and Sea Containers have agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 90 days after the date of this prospectus, James B. Sherwood and Simon M.C. Sherwood have agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 60 days after the date of this prospectus, each subject to certain exceptions, without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, Orient-Express Hotels, Sea Containers and these other shareholders have agreed not to directly or indirectly:

         o offer, pledge, sell or contract to sell any class A or class B common shares,

         o sell any option or contract to purchase any class A or class B common shares,

         o purchase any option or contract to sell any class A or class B common shares,

         o grant any option, right or warrant for the sale of any class A or class B common shares,

         o lend or otherwise dispose of or transfer any class A or class B common shares,

         o file or cause to be filed a registration statement under the Securities Act for the class A or class B common shares, or

         o enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any class A or class B common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

         This lock-up provision applies to class A or class B common shares of Orient-Express Hotels and to securities convertible into or exchangeable or exercisable for or repayable with class A or class B common shares. It also applies to class A or class B common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to the sale of shares by the underwriters solely to cover over-allotments in this offering, or to the sale by Citibank International plc of the shares of Orient-Express Hotels pledged to Citibank by Sea Containers. See "Beneficial Ownership of Class A and Class B Common Shares."

         The 60-day and 90-day restricted periods described above are subject to extension. If

         o during the last 17 days of the applicable restricted period we issue an earnings release, or material news or a material event relating to us occurs, or

         o prior to the expiration of the applicable restricted period we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the applicable restricted period, the lock-up restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives in writing such extension.

New York Stock Exchange Listing

         The class A common shares are listed on the New York Stock Exchange under the symbol "OEH."

Price Stabilization and Short Positions

         Until the distribution of the class A common shares is completed, rules of the Securities and Exchange Commission may limit the underwriters from bidding for and purchasing the common shares of Orient-Express Hotels. However, the underwriters may engage in transactions that stabilize the price of the class A common shares, such as bids or purchases to peg, fix or maintain that price.

         If the underwriters create a short position in the class A common shares in connection with this offering (i.e., if they sell more class A common shares than are set forth on the cover page of this prospectus), the underwriters may reduce that short position by purchasing class A common shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the class A common shares to stabilize its price or to reduce a short position may cause the price of the class A common shares to be higher than it might be in the absence of such purchases.

         Neither Orient-Express Hotels, Sea Containers nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the class A common shares. In addition, none of Orient-Express Hotels, Sea Containers or the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

No Public Offering Outside the United States

         No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of class A common shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or class A common shares in any jurisdiction where action for that purposes is required. Accordingly, class A common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with class A common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such county or jurisdiction.

         Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in addition to the offering price on the cover page of this prospectus.

Internet Distribution of Prospectus

         The underwriters may be facilitating Internet distribution for this offering to certain of their Internet subscription customers and may allocate a number of class A common shares for sale to their online brokerage customers. If the underwriters facilitate such an Internet distribution, an electronic prospectus will be made available on the website maintained by the underwriters. Other than the prospectus in electronic format, the information contained on the website maintained by the underwriters relating to this offering is not a part of this prospectus.

Other Relationships

         The underwriters and their affiliates have performed, and may in the future perform, investment banking and advisory services for Orient-Express Hotels from time to time, for which they received, and may in the future receive, customary fees and expenses. For instance, in November 2003, Merrill Lynch acted as the representative of the underwriters in a public offering of 3,450,000 class A common shares of Orient-Express Hotels, and in November 2002, it acted as co-underwriter in a secondary public offering by Sea Containers of 3,100,000 class A common shares of Orient-Express Hotels.

                            AUTHORIZED REPRESENTATIVE

         Orient-Express Hotels' authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act of 1933, is J. Robert Lovejoy, One Rockefeller Plaza, New York, New York 10020. Orient-Express Hotels has agreed to indemnify the authorized representative against liabilities under the Securities Act of 1933.

                                  LEGAL MATTERS

         Carter Ledyard & Milburn LLP, New York, New York, is passing upon matters of United States law for Orient-Express Hotels and Sea Containers with respect to this offering, Shearman & Sterling LLP, New York, New York, will pass upon legal matters for the underwriters with respect to this offering, and Appleby Spurling Hunter, Hamilton, Bermuda, is passing upon matters of Bermuda law for Orient-Express Hotels and Sea Containers with respect to this offering. Robert M. Riggs, who recently retired as a partner of Carter Ledyard & Milburn LLP, is a director of Sea Containers.

                                     EXPERTS

         The consolidated financial statements and related consolidated financial statement schedule incorporated in this prospectus by reference from Orient-Express Hotels' Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing therein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Orient-Express Hotels of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002) which is incorporated by reference and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a registration statement on Form S-3 that Orient-Express Hotels filed with the Securities Exchange Commission under the Securities Act of 1933, Registration No. 333-__________. We refer you to this registration statement for further information about Orient-Express Hotels and the class A common shares offered hereby.

         Orient-Express Hotels files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-16017). These filings contain important information that does not appear in this prospectus. For further information about Orient-Express Hotels, you may read and copy these filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Orient-Express Hotels' filings from the public reference room by calling (202) 942-8090. Our SEC filings are also available on the SEC Internet site as part of the EDGAR database (http:www.sec.gov).

         The SEC allows Orient-Express Hotels to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Orient-Express Hotels has filed or will file with the SEC. We are incorporating by reference in this prospectus

         o Orient-Express Hotels' Annual Report on Form 10-K for the fiscal year ended December 31, 2003,

         o Orient-Express Hotels' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004,

         o The description of Orient-Express Hotels' class A common shares which appears in its Registration Statement on Form 8-A dated July 28, 2000, for the registration of the class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

         o The description of the Rights which appears in Orient-Express Hotels' Registration Statement on Form 8-A dated July 28, 2000 for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934.

         All documents that Orient-Express Hotels files with the SEC pursuant to
Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination or completion of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

         We shall provide you without charge, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Orient-Express Hotels Inc., 1114 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5055).

         Orient-Express Hotels is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Orient-Express Hotels' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and (2) transactions in Orient-Express Hotels' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act.

================================================================================



                                7,000,000 Shares



                                     [LOGO]





                           Orient-Express Hotels Ltd.

                              Class A Common Shares


                                   __________

                                   PROSPECTUS
                                   __________




                               Merrill Lynch & Co.

                                    Citigroup



                                           , 2005




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

          The expenses of the issuance and distribution of the securities being registered hereby, other than selling discounts and commissions, are estimated as follows:

         Securities and Exchange Commission
             registration fee.......................................  $  22,805
         NASD filing fee............................................     19,876
         Stock exchange listing fees................................     17,675
         Legal fees and expenses....................................    190,000
         Accounting fees and expenses...............................     25,000
         Printing fees and expenses.................................    110,000
         Miscellaneous..............................................     14,644
                                                                         ------
                   Total............................................   $400,000
                                                                        =======

         $230,000 of such expenses will be paid by the registrant and $170,000 will be paid by Sea Containers in accordance with an agreement between them.

Item 15.  Indemnification of Directors and Officers.

         Bye-Laws 122-125 of the registrant provide as follows (references therein to the Company are references to the registrant, and references to the Companies Act mean Bermuda's Companies Act 1981 and such other statutory corporate enactments in Bermuda as are from time to time in force concerning companies insofar as the same applies to the registrant):

                  "122. Subject to the proviso below, every Director, officer of the Company and member of a committee duly constituted under Bye-Law 88 and any Resident Representative shall be indemnified out of the funds of the Company against all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, officer, committee member or Resident Representative and the indemnity contained in this Bye-Law shall extend to any person acting as a Director, officer, committee member or Resident Representative in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election; provided that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Act. Nothing in this Bye-Law or Bye-Laws 123, 124 and 125 below shall operate in favour of any person acting in the capacity of auditor to the Company.

                  "123. Every Director, officer, member of a committee duly constituted under Bye-Law 88 or Resident Representative shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, officer, committee member or Resident Representative in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Act in which relief from liability is granted to him by the court.

                  "124. To the extent that any Director, officer, member of a committee duly constituted under Bye-Law 88 or Resident Representative is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge."

                  "125. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified pursuant to Bye-Laws 122 and 123 or otherwise."

         Reference is made to the Indemnification Agreement (Exhibit 99 to this Registration Statement) concerning the indemnification by the registrant of its authorized representative in the United States for purposes of this Registration Statement.

         The registrant also maintains directors' and officers' liability and corporate reimbursement insurance. Such insurance, subject to annual renewal and certain rights of the insurers to terminate, provides an aggregate maximum of $40 million of coverage to directors and officers of the registrant and its subsidiaries, against claims made during the policy period.

Item 16. Exhibits.

         The exhibit index appears below on the page immediately following the signature pages of this Registration Statement.

Item 17.  Undertakings.

          (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 25th day of February, 2005.

                                            ORIENT-EXPRESS HOTELS LTD.


                                            By:  /s/ Simon M.C. Sherwood
                                                 -----------------------
                                                 Simon M.C. Sherwood
                                                 President


                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes James B. Sherwood, Simon M.C. Sherwood, Edwin S. Hetherington, and James G. Struthers, and each of them singly, his true and lawful attorneys-in-fact with full power to sign on behalf of such person, in the capacities indicated below, any and all amendments to this registration statement (including post-effective amendments) and any subsequent related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in the name and on behalf of such person, in the capacities indicated below, to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission thereunder, hereby ratifying and confirming the signature of such person as it may be signed by said attorneys-in-fact, or any of them, to any and all amendments to this registration statement.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement and the above power of attorney have been signed below by the following persons in the capacities indicated on February 25, 2005.

      Signature                                       Title
      ---------                                       -----



/s/ Simon M.C. Sherwood
------------------------                       President and Director
Simon M.C. Sherwood                            (Co-Principal Executive Officer)




/s/ James B. Sherwood
------------------------                       Chairman and Director
James B. Sherwood                              (Co-Principal Executive Officer)




                                               Vice President-Finance and
/s/ James G. Struthers                         Chief Financial Officer
------------------------                       (Principal Financial and
James G. Struthers                             Accounting Officer)



/s/ John D. Campbell                                    Director
------------------------
John D. Campbell



/s/ James B. Hurlock                                    Director
------------------------
James B. Hurlock




/s/ J. Robert Lovejoy                          Director and Authorized
------------------------                       Representative in the
J. Robert Lovejoy                              United States




/s/ Daniel J. O'Sullivan                                Director
------------------------
Daniel J. O'Sullivan




/s/ Georg R. Rafael                                     Director
------------------------
Georg R. Rafael

                                  EXHIBIT INDEX



Exhibit
Number                              Description
------                              -----------

  1         -   Form of Purchase Agreement

  4.1       -   Schedule 1 to the Bye-Laws of the Registrant(1)

  4.2       -   Rights Agreement dated as of June 1, 2000, between the
                Registrant and EquiServe Trust Company N.A. (successor to Fleet
                National Bank), as Rights Agent(2)

  5         -   Opinion of Appleby Spurling Hunter

  8         -   Tax opinion of Carter Ledyard & Milburn LLP

23.1        -   Consent of Deloitte & Touche LLP

23.2        -   Consent of Appleby Spurling Hunter (included in Exhibit 5)

23.3            Consent of Carter Ledyard & Milburn LLP (included in Exhibit 8)

24          -   Powers of  Attorney (included in the signature page of this
                Registration Statement)

99          -   Indemnification Agreement between the Registrant and
                J. Robert Lovejoy
-------------

(1) Incorporated by reference to Exhibit 3.2 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1, Registration No. 333-12030.

(2) Incorporated by reference to Exhibit 4.2 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1, Registration No. 333-12030.